UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: October 26, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

MECOX LANE LIMITED ANNOUNCES CHANGES

TO BOARD OF DIRECTORS

New Director Dazhong Qin Brings Financial and Operating Experience and Sports Apparel Expertise to the Company

SHANGHAI, October 26, 2011 — Mecox Lane Limited (“Mecox Lane” or the “Company”), which operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010, announced today the following changes to the Company’s board of directors (the “Board”):

•	The resignation of Ms. Sandrine Zerbib from the Company’s Board, for personal reasons, effective October 25, 2011; and,

•	The appointment of Mr. Dazhong Qin as a new director of the Board, effective October 26, 2011.

Mecox Lane’s Director and Chief Executive Officer Mr. Alfred Beichun Gu stated, “We are pleased to have Mr. Qin join our board. In addition to his deep industry expertise in the sports apparel sector, Mr. Qin brings his depth of financial, accounting and operational experience to Mecox Lane.”

Mr. Gu continued, “On behalf of the entire board, I would like to thank Ms. Zerbib for her dedicated service to Mecox Lane, and I wish her all the best in her future endeavors.”

Mr. Dazhong Qin has 14 years of experience in the sports apparel industry. He joined Beijing Dongxiang Sports Goods Co., Ltd. in October 2002 and currently serves as the chief operating officer of China Dongxiang (Group) Co., Ltd. Prior to this, Mr. Qin was responsible for corporate planning, international business and financial control at Beijing Li-Ning Sports Goods Co., Ltd. from 1997 to 2002. Mr. Qin received his bachelor’s degree in Economics from Zhong Shan University and his EMBA from the Guanghua School of Management, Beijing University.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com

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